November 14, 2013	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Corporate Income Trust, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 28, 2013
File No. 000-54940

Dear Mr. Woody:

On behalf of Cole Corporate Income Trust, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 31, 2013 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed March 28, 2013 (the “Form 10-K”).

Form 10-K for the year ended December 31, 2012

General

Comment No. 1: We note your references to funds from operations (“FFO”) in the risk factors section. Please tell us whether you consider FFO to be a key performance measure.

Response: The Company considers FFO, as calculated in accordance with NAREIT’s definition, to be a meaningful metric for a stabilized REIT to assess its operational performance. However, the Company respectfully submits that the disclosure of FFO for a REIT during its offering stage and before it has acquired substantially all of its portfolio of real estate and real estate-related assets is a less meaningful performance measure. This is due to the significant amount of acquisition related expenses that are incurred with respect to each asset acquisition, which amounts ultimately reduce net income and are not recurring in nature. Accordingly, the Company would consider FFO to be a key performance measure for a stabilized REIT after its offering proceeds have been substantially invested. Therefore, the Company does not intend to disclose FFO in its periodic reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to such time.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •  Beijing  •  Raleigh-Durham  •  Savannah  •  Taipei Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

November 14, 2013

Comment No. 2: In future Exchange Act periodic reports, please provide disclosure regarding the compensation paid to your manager. Please include the following: (1) compensation actually paid (broken out by offering, acquisition, operating, etc.), (2) aggregate amount accrued but unpaid, and (3) sponsor reimbursements paid or accrued.

Response: The Company hereby undertakes to include in future periodic reports filed pursuant to the Exchange Act the compensation paid to the Company’s manager, including: (1) compensation actually paid (broken out by offering, acquisition, operating, etc.), (2) aggregate amount accrued but unpaid, and (3) sponsor reimbursements paid or accrued.

Item 2. Properties, page 44

Comment No. 3: It appears from your disclosure that you have properties with book values of ten percent or more of your total assets and/or which generate gross revenues that are ten percent or more of your aggregate gross revenues. For these material properties, please break out the property information separately. Please include property information similar to the items listed in Item 15 of Form S-11.

Response: The Company hereby undertakes to include in future annual reports filed pursuant to the Exchange Act property information for the Company’s material properties with book values of ten percent or more of the Company’s total assets as of the balance sheet date and/or which generate gross revenues that are ten percent or more of the Company’s aggregate gross annualized revenues as of the end of the applicable fiscal year. Such property information will be broken out separately and will provide information similar to the items listed in Item 15 on Form S-11.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

Comment No. 4: In future Exchange Act periodic reports, to the extent material and applicable, please be sure your disclosure addresses period to period changes in same store performance. Also disclose how you determine the properties that fall within the “same store” pool, including also a discussion of any properties that were excluded from the pool that were owned during the compared periods.

Response: The Company respectfully submits that the disclosure of period to period changes in same store performance would not provide meaningful information to investors during its offering stage and before the Company has acquired substantially all of its portfolio of real estate and real estate-related assets because the revenues of properties owned during both of the comparable periods would likely not represent a significant portion of the overall portfolio’s revenues. For example, for the year ending December 31, 2013, the Company will only have one property that was owned during the entirety of both of the comparable periods, thereby making disclosure of period to period changes in same store performance immaterial to investors. In addition, the Company respectfully submits that the properties in which it invests are generally subject to long term, net leases with a single tenant. Such properties generally do not experience significant variances in revenues over time, with the exception of contractual rent increases that are required to be straight-lined for GAAP financial reporting purposes. Therefore, until such time as

MORRIS, MANNING & MARTIN, LLP

Mr. Kevin Woody

Securities and Exchange Commission

November 14, 2013

the Company has (1) acquired substantially all of its portfolio of real estate and real estate-related assets, (2) owned a substantial amount of its properties during the entirety of the compared periods, and (3) determined that the variances in revenues for the “same store” pool from period to period were material, the Company believes that it should not be required to disclose period to period changes in same store performance because such information would not be material and/or applicable.

Distributions, page 57

Comment No. 5: In future Exchange Act periodic reports, please also show the relationship between total distributions paid (including any amounts reinvested through DRIP) and earnings. If there is a shortfall, please specify the percentage coverage in your related risk factor on page 18 regarding dividend coverage.

Response: The Company hereby undertakes to include in future annual reports filed pursuant to the Exchange Act the relationship between total distributions paid (including any amounts reinvested through DRIP) and earnings. The Company also undertakes, if there is an annual shortfall, to specify the percentage coverage in the Company’s related risk factor included in its Form 10-K regarding dividend coverage.

* * * * *

Enclosed herewith is a written statement from the Company acknowledging that the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.

COLE CORPORATE INCOME TRUST, INC.

November 14, 2013

VIA EDGAR

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Corporate Income Trust, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-54940

Dear Mr. Woody:

In connection with the letter to the Securities and Exchange Commission (the “Commission”) of even date herewith relating to the above-referenced filing, Cole Corporate Income Trust, Inc. (the “Company”) hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report on Form 10-K”), filed with the Commission on March 28, 2013;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cole Corporate Income Trust, Inc.

By:	/s/ D. Kirk McAllaster, Jr.
Name:	D. Kirk McAllaster, Jr.
Title:	Chief Financial Officer